15025893

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-26740

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Financial Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Summer Street
(No. and Street)

Boston (City) Massachusetts (State) 02210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Lyons (201)-915-7437
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) NY (City) NY (State) 10017 (Zip Code)

SEC / MR 2015 FEB 26 PM 2:43 RECEIVED

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

We, Gerard McGraw and Michael Lyons, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of National Financial Services LLC as of December 31, 2014, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature	February 20, 2015 Date

Chief Executive Officer
Title

Signature	February 20, 2015 Date

Chief Financial Officer
Title

Subscribed and Sworn to before me
on this 20th day of Feb., 2015

Notary Public

ANDRE KIRPAN
Notary Public
State of New Jersey
My Commission Expires Oct 4, 2017

NATIONAL FINANCIAL SERVICES LLC
<u>(SEC I.D. No. 8-26740)</u>

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * * * *

File pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of National Financial Services LLC

In our opinion, the accompanying statement of financial condition present fairly, in all material respects, the financial position of National Financial Services LLC (the "Company") at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

NATIONAL FINANCIAL SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014
(Dollars in millions)

ASSETS		
Cash	$	61
Cash and securities segregated under federal regulations		
(includes securities owned with a fair value of $17,172)		60,353
Securities borrowed		7,492
Resale agreements		713
Securities received as collateral from affiliate		32
Receivables:		
Brokers, dealers and other organizations		1,117
Customers, net of allowance for doubtful accounts		15,103
Affiliates		9
Total receivables		16,229
Securities owned - at fair value ($228 pledged as collateral)		1,714
Other assets		325
Total assets	$	86,919
LIABILITIES		
Securities loaned	$	3,326
Repurchase agreements		160
Obligation to return securities received as collateral from affiliate		32
Payables:		
Brokers, dealers and other organizations		2,506
Customers		76,962
Drafts		332
Affiliates		176
Total payables		79,976
Securities sold, but not yet purchased - at fair value		18
Accrued expenses and other liabilities		175
Total liabilities		83,687
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		
Member's equity		3,232
Total liabilities and member's equity	$	86,919

The accompanying notes are an integral part of the
statement of financial condition

1. Organization:

National Financial Services LLC (the "Company"), a single member limited liability company ("LLC"), is wholly owned by Fidelity Global Brokerage Group, Inc. (the "Parent"), a wholly owned subsidiary of FMR LLC ("FMR" or "Ultimate Parent").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is licensed to transact on the NYSE Euronext and various national and regional stock and option exchanges. The Company provides a wide range of securities related services to a diverse customer base primarily in the United States. The Company's client base includes institutional and individual investors, introducing broker-dealers, investment advisors and corporations. The Company engages in brokerage, clearance, custody and financing activities for which it receives fees from customers. The Company also engages in securities transactions either on a principal or agent basis and facilitates securities transactions for its clients. The Company earns a significant amount of its revenues providing clearing and other services for an affiliated broker-dealer, Fidelity Brokerage Services LLC ("FBS"). FBS provides securities brokerage services to a retail customer base that affect transactions across a wide array of financial instruments.

2. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including fair value measurements, and the disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the statement of financial condition.

Cash

For the purposes of reporting cash flows and amounts in the statement of financial condition, the Company defines cash as cash on hand, demand deposits, and time deposits with maturities less than 60 days. The Company's policy is to invest excess cash into money market funds, which are classified as securities owned in the statement of financial condition.

Cash and Securities Segregated Under Federal Regulations

The Company is required by SEC regulations to segregate cash and securities to satisfy rules regarding the protection of customer assets. As of December 31, 2014, the Company had $60,353 of cash and securities segregated to be in compliance with regulations. These balances are disclosed in the statement of financial condition under cash and securities segregated under federal regulations.

(Dollars in millions)

2. Summary of Significant Accounting Policies, continued:

Receivables from and Payables to Customers, Brokers, Dealers and Other Organizations

Receivables from and payables to customers include amounts related to both cash and margin transactions. Receivables also include non-purpose loans, which are fully secured at December 31, 2014. The Company records customer transactions on a settlement date basis, which is generally three business days after trade date. The Company's customer base is monitored through a review of account balance aging, collateral value in the account and an assessment of the customer's financial condition. Securities owned by customers, including those that collateralize margin transactions, are not reflected on the accompanying statement of financial condition. At December 31, 2014, unsecured receivables from customers were $6, for which the Company recorded an allowance for doubtful accounts of $2.

Receivables from brokers, dealers and other organizations includes amounts receivable for securities failed to deliver, clearing deposits, commissions receivables and margin loans made to the Company's introducing brokers. The Company also has receivables from mutual fund companies related to its customers' sale of mutual funds, of which $554 is from mutual funds managed by an affiliate. Receivables from brokers, dealers and other organizations consist of the following at December 31, 2014:

Mutual fund companies	$	637
Clearing organizations		305
Broker dealers		175
Total	$	1,117

Payables to brokers, dealers and other organizations includes amounts payable for securities failed to receive and amounts payable to clearing organizations and broker, dealers arising from unsettled trades. The Company also has payables to mutual fund companies related to its customers' purchases of mutual funds, of which $1,355 is to mutual funds managed by an affiliate. Payables to brokers, dealers and other organizations consist of the following at December 31, 2014:

Mutual fund companies	$	1,740
Broker dealers		588
Clearing organizations		178
Total	$	2,506

Other Assets and Accrued Expenses and Other Liabilities

Other assets primarily consists of furniture, office equipment, leasehold improvements and software, net of accumulated depreciation and amortization, interest and dividends receivable, federal funds sold, deferred implementation costs and concession payments. Accrued expenses and other liabilities primarily consist of accrued compensation and interest payable.

2. Summary of Significant Accounting Policies, continued:

Other Assets and Accrued Expenses and Other Liabilities, continued

Furniture, office equipment, leasehold improvements and software are stated at cost less accumulated depreciation and amortization. Software includes certain costs incurred for purchasing or developing software for internal use. Depreciation is computed using the straight-line method based on estimated useful lives as follows: furniture and office equipment, three to five years; leasehold improvements, the shorter of their useful lives or the remainder of the lease term; and software, generally three years.

Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized.

Included in other assets are fixed assets with a cost of $178, net of accumulated depreciation of $101.

Deferred implementation costs are specific software requirements associated with client implementation. The Company capitalizes implementation costs under the non-refundable fees and other costs model. Deferred implementation costs are amortized using the straight-line method over the expected service periods.

Concession payments are the costs of acquiring customers and are amortized using the straight line method over the contractual period.

These long-lived assets in the statement of financial condition are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. When the long-lived asset is not expected to provide any service future potential the asset is reduced to its net realizable value.

Income Taxes

As a single-member limited liability company, the Company is disregarded as an entity separate from its owner and the operations are included in the federal and state income tax returns of FMR. Therefore, the Company has not recorded any income tax expense/benefit or tax asset/liability.

Recent Accounting Pronouncements

Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures

In June 2014, the FASB issued new guidance that requires entities to account for repurchase-to-maturity transactions as secured borrowings, eliminates the guidance on linked repurchase financing transactions, and expands disclosure requirements related to certain transfers of financial assets accounted for as sales and certain transfers that are accounted for as secured borrowings. The guidance is effective beginning January 1, 2015. The Company does not expect the adoption of this guidance to have a material impact on the statement of financial condition.

(Dollars in millions)

3. Cash and Securities Segregated Under Federal Regulations:

Cash and securities segregated under federal regulations consist of the following at December 31, 2014:

U.S. Government and agency securities obtained as collateral under resale agreements (See Note 8)	$ 43,143
U.S. Government and agency securities - at fair value	17,172
Interest bearing cash deposits	38
Total	$ 60,353

4. Credit Facilities:

The Company has entered into overnight credit facilities which are borrowed against periodically to satisfy daily operating needs. At December 31, 2014 the Company had credit facilities with sixteen financial institutions and had no outstanding borrowings against these facilities. The Company also has a liquidity facility with FMR. There were no borrowings under this line as of December 31, 2014.

Amounts available under these facilities at December 31, 2014 were as follows:

Uncommitted, unsecured credit facilities	$ 3,400
Uncommitted, secured credit facilities	500
Uncommitted liquidity facility with FMR	2,000
	$ 5,900

5. Securities Owned and Securities Sold, but Not Yet Purchased:

Securities owned and securities sold, but not yet purchased consist of the following December 31, 2014:

Securities owned - at fair value:	
Money market funds	$ 1,414
U.S. Government and agency	187
Equities	54
Municipals	51
Corporates	1
Other	7
Total	$ 1,714
Securities sold, but not yet purchased - at fair value:	
U.S. Government and agency	$ 10
Corporates	1
Other	7
Total	$ 18

The Company's investments in money market funds include $300 in funds managed by an affiliate.

(Dollars in millions)

6. Derivative Financial Instruments:

The Company enters into foreign exchange forward contracts to facilitate certain customer transactions. These contracts are subject to volatility in the currency markets. The contracts are recorded at fair value in the Company's statement of financial condition. The Company's determination of fair value includes an assessment of non-performance risk. As of December 31, 2014, the Company recorded $1 of unrealized loss related to these contracts, which is included in securities sold, but not yet purchased - at fair value, in the statement of financial condition. The notional value of the outstanding contracts purchased as of December 31, 2014 totaled $360, which is indicative of the notional values throughout the year.

7. Commitments and Contingencies:

Leases

The Company leases certain office space and equipment under noncancelable operating leases that expire over various terms. Many lease agreements contain renewal options and operating expense escalation clauses. Rent expense is recognized on a straight-line basis over the applicable lease term. Future minimum commitments under these leases are as follows:

2015	$ 5
2016	5
2017	6
2018	6
2019	6
Thereafter	14

Litigation

The Company has been named as a defendant in several legal actions and lawsuits and is subject to regulatory inquiries. The Company reviews such matters on a case by case basis and records reserves if a loss is probable and the amount of the loss can be reasonably estimated. While the outcome of litigation is inherently uncertain, it is the opinion of management, after consultation with legal counsel, that the resolution of such actions will not have a material adverse effect on the Company's statement of financial condition.

Guarantees

Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying input (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) in relation to an asset, liability or equity security of a guaranteed party. Guarantees are also defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members.

7. Commitments and Contingencies, continued:

Guarantees, continued

Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified.

However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the statement of financial condition for these arrangements.

Letters of Credit

At December 31, 2014, the Company had $1 in unsecured letters of credit outstanding.

8. Collateralized Securities and Other Secured Transactions:

Collateralized Securities Transactions

Resale and repurchase agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. These agreements are generally collateralized by U.S. Government and agency securities. It is the Company's policy to take possession of securities purchased under resale agreements with a market value in excess of the principal amount loaned plus accrued interest to collateralize these transactions. Similarly, the Company is generally required to provide securities to counterparties in order to collateralize repurchase agreements. This collateral is valued daily and the Company or the counterparty may be required to deposit additional securities or return securities pledged when appropriate. The majority of securities obtained as collateral under resale agreements are segregated for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, and are included in cash and securities segregated under federal regulations in the statement of financial condition.

The Company borrows securities to facilitate the settlement process and lends securities to finance securities transactions. When the Company borrows securities, it usually provides the counterparty with the collateral in the form of cash. In loaning securities, the Company utilizes securities owned by customers' collateralized margin debt and securities borrowed. Securities borrowed and securities loaned are recorded based on the amount of cash collateral advanced or received. For securities borrowed transactions, the Company is typically required to deliver collateral with a fair value approximately equal to the carrying value of the securities borrowed transactions. The Company monitors the market value of securities borrowed and loaned, with excess collateral returned, or additional collateral obtained, when deemed appropriate.

(Dollars in millions)

8. Collateralized Securities and Other Secured Transactions, continued:

Collateralized Securities Transactions, continued

In certain cases, the Company borrows and pledges collateral in the form of securities. In non-cash loan versus pledge securities transactions, when the Company initiates such transactions as lender, it records the collateral received as both an asset and as a liability, recognizing the obligation to return the collateral to the borrower. At December 31, 2014, the Company recorded on the statement of financial condition collateral received from FBS and the related obligation to return this collateral. This collateral had a fair value of $32 at December 31, 2014. When the Company initiates such transactions as borrower, they are not recorded in the statement of financial condition. At December 31, 2014, such off-balance sheet transactions totaled $21.

The table below presents gross amounts of the resale and repurchase agreements and securities borrowed and loaned transactions included in the statement of financial condition. The following table also presents amounts not offset in the statement of financial condition, including the related amount of netting with the same counterparty under enforceable netting arrangements that does not meet the criteria for netting under GAAP and the fair value of cash or securities collateral received or posted subject to collateral arrangements. These arrangements have been determined by the Company to be legally enforceable in the event of default.

	December 31, 2014					
	Assets			Liabilities		
	Resale Agreements	Securities Borrowed	Securities received as collateral	Repurchase Agreements	Securities Loaned	Obligation to return securities received as collateral
Amounts included in the statement of financial condition						
Gross carrying value	$ 43,856	$ 7,492	$ 32	$ 160	$ 3,326	$ 32
Counterparty netting	-	-	-	-	-	-
Collateral	-	-	-	-	-	-
Total	**43,856**	**7,492**	**32**	**160**	**3,326**	**32**
Amounts that have not been offset in the statement of financial condition						
Counterparty netting	-	(525)	-	-	(525)	-
Collateral	(43,854)	(6,750)	(32)	(154)	(2,684)	(32)
Total	**$ 2**	**$ 217**	**$ -**	**$ 6**	**$ 117**	**$ -**

Resale agreements of $43,143 at December 31, 2014 are segregated for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 and are included in cash and securities segregated under federal regulations in the statement of financial condition. Other resale agreements of $713 at December 31, 2014 are reported in resale agreements in the statement of financial condition.

8. Collateralized Securities and Other Secured Transactions, continued:

Assets Pledged and Other Secured Transactions:

In the normal course of business, the Company executes, settles and finances customer, correspondent and principal securities transactions. Customer and correspondent transactions include securities sold, but not yet purchased (short sales) and the writing of options. These activities may expose the Company to off-balance sheet credit risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers and counterparties.

The Company seeks to control the risks associated with its customer and correspondent activities by requiring customers and correspondents to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors trade date customer and correspondent exposure and collateral values daily and requires customers and correspondents to deposit additional collateral or reduce positions when necessary.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in exposure to market risk as the Company's ultimate obligation to purchase securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition.

The Company seeks to control the risks associated with these transactions by establishing and monitoring credit limits for significant counterparties for each type of transaction and monitoring collateral and transaction levels daily. The Company may require counterparties to deposit additional collateral or return collateral pledged. In the case of aged securities failed to receive, the Company may, under industry regulations, purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

Collateral

At December 31, 2014, the fair value of securities received as collateral by the Company that can be delivered or repledged was $72,263. This collateral was generally obtained under resale agreements, securities borrowed or margin lending agreements. Of these securities received as collateral, $59,692 was delivered or repledged.

9. Disclosure About Fair Value of Financial Assets and Liabilities:

Fair Value Measurements

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment and considers factors specific to the asset or liability. The three levels are described below:

(Dollars in millions)

9. Disclosure About Fair Value of Financial Assets and Liabilities, continued:

Fair Value Measurements, continued

- Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets and liabilities in an active market.
- Level 2 - Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
- Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

The following fair value hierarchy table presents information about the Company's financial assets and liabilities measured at fair value on a recurring basis at December 31, 2014:

	Level 1	Level 2	Level 3	Total
Assets:				
Securities segregated under federal regulations	$ 17,172	$ -	$ -	$ 17,172
Securities received as collateral from affiliate	32	-	-	32
Securities owned:				
Money market funds	1,414	-	-	1,414
U.S. Government and agency	187	-	-	187
Corporates and municipals	-	52	-	52
Equities	54	-	-	54
Other securities	1	6	-	7
Total securities owned	1,656	58	-	1,714
Total	$ 18,860	$ 58	$ -	$ 18,918
Liabilities:				
Obligation to return securities received as collateral from affiliate	$ 32	$ -	$ -	$ 32
Securities sold, but not yet purchased:				
U.S. Government and agency	10	-	-	10
Corporates	-	1	-	1
Other	1	6	-	7
Total securities sold, but not yet purchased	11	7	-	18
Total	$ 43	$ 7	$ -	$ 50

Securities segregated under federal regulations consist of U.S. Government securities.

Securities received as collateral consist primarily of equity securities.

(Dollars in millions)

9. Disclosure About Fair Value of Financial Assets and Liabilities, continued:

Financial Assets and Liabilities Not Carried at Fair Value

Securities owned at fair value and reported as Level 1 assets represent money market funds, U.S. Government and agency securities and equity securities. These assets are valued using reported net asset value for money markets, exchange closing price for U.S. equities and third party vendor quotes for fixed income securities.

Securities owned at fair value reported as Level 2 assets represent corporate and municipal bonds and other securities. The valuation techniques used to estimate the fair value of assets categorized as Level 2 do not contain unobservable inputs. The Company estimates fair values of assets categorized as Level 2 using valuation techniques consistent with the market approach which considers, among other things, use of third party vendor quotes.

During the year ended December 31, 2014, there were no changes to the valuation techniques used by the Company to determine fair value, nor were there transfers between levels.

Certain financial assets and liabilities that are not carried at fair value in the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These assets and liabilities are classified within Level 1 of the fair value hierarchy and include cash, securities borrowed, resale agreements, receivables, other assets, securities loaned, repurchase agreements, payables, accrued expenses and other liabilities.

10. Regulatory Requirements:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule") in addition to the rules of FINRA and other principal exchanges on which it is a member or licensed to transact business. The Company has elected the alternative method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $1.5 or 2% of aggregate debit items arising from customer transactions. At December 31, 2014, the Company had net capital of $2,678 which was 12.04% of aggregate debit items and exceeded its minimum requirement by $2,233.

The Company is also subject to Rule 15c3-3 under the Securities Exchange Act of 1934 and/or other applicable regulations, which require the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. In accordance with Rule 15c3-3, the Company had cash and securities segregated for the exclusive benefit of customers at December 31, 2014. The amount of cash and the market value of securities segregated for the exclusive benefit of customers was $60,063. On January 5, 2015, the Company deposited an additional $1,657 of cash and qualified securities into its segregated reserve bank accounts.

During 2014, the Company performed the computations for the assets in the proprietary accounts of its introducing brokers ("PAB") in accordance with the customer reserve computation (Rule 15c3-3) set forth under the Securities and Exchange Act of 1934. As of December 31, 2014, the Company performed a PAB reserve computation, which indicated the Company's credits exceeded its debits. The amount held in the reserve bank account at December 31, 2014 was $297.

13. Concentration of Credit Risk:

The Company provides brokerage, clearance, financing and related services to a customer base primarily in the United States, including institutional and individual investors and brokers and dealers (including affiliates). The Company's exposure to credit risk associated with these transactions is measured on an individual customer or counterparty basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral is continually monitored and counterparties are required to provide additional collateral as necessary.

14. Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2014, and through February 20, 2015 (the date of this report). There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the statement of financial condition as of December 31, 2014.